02022905

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-46315

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 0 8 2002
WASH, D.C.
165

ANNUAL AUDITED REPORT
FORM X-17A-5 Amendment
PART III

5/10/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PNC Brokerage Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
249 Fifth Ave
(No. and Street)

Pittsburgh	**PA**	**15222**
(City)	(State)	(Zip Code)

PROCESSED
MAY 1 3 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene F. Wilson **412-762-6348**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

One Oxford Centre	**Pittsburgh**	**PA**	**15219**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Commonwealth of PA
County of Allegheny

OATH OR AFFIRMATION

I, Charlene Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PNC Brokerage Corp, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Charlene Wilson
Signature

Vice President and Controller
Title

Joy A. Damico
Notary Public

Notarial Seal
Joy A. Damico, Notary Public
Pittsburgh, Allegheny County
My Commission Expires Oct. 7, 2002
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- X (h) Statement Regarding Rule 15c3-3
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNC Brokerage Corp

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

PNC BROKERAGE CORP

RECEIVED
MAY 08 2002
SEC MAIL PROCESSING SECTION WASH. D.C. 165

April 8, 2002

Ms. Sherry Lawrence
NASD Regulation, Inc.
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549
Attn: Broker-Dealer Audits

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
The Curtis Center 1120 E.
601 Walnut Street
Philadelphia, PA 19106-3322

Re: Amended Filing of 2001 Audit Report
PNC Brokerage Corp (CRD # 34671)

Dear Sir/Madam:

Attached please find a revised Statement Regarding Rule 15c3-3 for the referenced audit. The revised statement correctly identifies that PNC Brokerage Corp operates in compliance with the exemptive provisions of the Customer Protection Rule set forth in subparagraph (k)(2)(ii). The original filing had listed the (k)(2)(i) exemption.

This matter has been discussed with the Philadelphia district staff of NASD Regulation, Inc., who directed that this amendment be filed. Should you have any questions regarding this matter, please contact me at (412) 768-8664.

Sincerely,

James J. Rabenstine
Chief Compliance Officer
PNC Brokerage Corp

Enclosures

A PNC Bank Company
Two PNC Plaza 620 Liberty Avenue Pittsburgh Pennsylvania 15222
www.pncbrokerage.com